UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Ikanos Communications, Inc.

(Name of Subject Company (issuer) and Filing Person (offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

45173E204

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Omid Tahernia

Chief Executive Officer

Ikanos Communications, Inc.

47669 Fremont Boulevard,

Fremont, California 94538

(510) 979-0400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Jorge del Calvo Allison Leopold Tilley Gabriella A. Lombardi Pillsbury Winthrop Shaw Pittman LLP 2550 Hanover Street Palo Alto, California 94304 (650) 233-4500	Andrew S. Hughes Vice President & General Counsel Ikanos Communications, Inc. 47669 Fremont Boulevard, Fremont, California 94538 (510) 979-0400

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$2,745,369	$319.01

*	Estimated solely for purposes of calculating the amount of the filing fee using the Black-Scholes method as of February 19, 2015. The calculation of the transaction valuation assumes that all options to purchase the issuer’s common stock that are eligible for exchange will be exchanged for new replacement options and cancelled pursuant to this offer.
**	The amount of the filing fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $116.20 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$319.01	Filing Party:	Ikanos Communications, Inc.
Form or Registration No.:	005-81084	Date Filed:	February 20, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on February 20, 2015 by Ikanos Corporation, a Delaware corporation, relating to a Stock Option Exchange Program in which eligible employees and directors are being offered the opportunity to exchange certain outstanding eligible options for replacement options, in an amount and subject to certain vesting terms (the “Offer”) described in the Offer to Exchange (as defined below). This Amendment No. 1 also includes new or revised Exhibits filed herewith or incorporated by reference herein. All references to “Ikanos,” “our company,” “our,” “we,” and “us” refer to Ikanos Communications, Inc. and its subsidiaries, provided that references to its common stock or the issuer of the Eligible Options or Replacement Options (as defined) refer to Ikanos Communications, Inc. only and not to any of its subsidiaries.

The information relating to the Offer set forth in the Offer to Exchange filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Exchange”), including all schedules and exhibits thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein, including all schedules thereto, which is hereby expressly incorporated by reference.

Item 1.	Summary Term Sheet.

Item 1 is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Exchange in Part I (“Summary Term Sheet”) under Question 5 (“Which options may I exchange?”) by adding the following sentence at the end of the first paragraph of the response:

“If you are unable to access the Website in a timely fashion, you may request a paper Election Form by contacting stockexchange@ikanos.com or (408) 385-8799 and then indicate which Eligible Options you wish to exchange by submitting the paper Election Form by fax to (510) 438-5376 in accordance with the instructions provided therein.”

Item 1 is hereby amended and supplemented by amending and supplementing the information set forth in the Summary Term Sheet under Question 33 (“What do I need to do to participate in the Offer?”) by adding the following sentence at the end of the first paragraph of the response:

“If you are unable to access the Website in a timely fashion, you may request a paper Election Form by contacting stockexchange@ikanos.com or (408) 385-8799 and then indicate which Eligible Options you wish to exchange by submitting the paper Election Form by fax to (510) 438-5376 in accordance with the instructions provided therein.”

Item 1 is hereby amended and supplemented by amending and supplementing the information set forth in the Summary Term Sheet under Question 35 (“If I submit an election to exchange my options, can I change my mind?”) by adding the following sentence at the end of the first paragraph of the response:

“If you are unable to access the Website in a timely fashion, you may request a paper Notice of Withdrawal by contacting stockexchange@ikanos.com or (408) 385-8799 and then indicate which tendered Eligible Options you no longer wish to exchange by submitting the paper Notice of Withdrawal by fax to (510) 438-5376 in accordance with the instructions provided therein.”

Item 1 is hereby amended and supplemented by amending and supplementing the information set forth in the Summary Term Sheet under Question 35 (“If I submit an election to exchange my options, can I change my mind?”) by adding the following sentence at the end of the second paragraph of the response:

“Alternatively, if you are unable to access the Website, you can obtain and submit a paper Election Form as described in the answer to Question 33.”

Item 4.	Terms of the Transaction.

Item 4 is hereby amended and supplemented by incorporating by reference all amendments and supplements to the Summary Term Sheet identified under Item 1 of this Amendment No. 1.

Item 4 is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Exchange under Part III, Section 2 (“Eligible Options; Number of Replacement Options; Exercise Price; Expiration Date”) by adding the following sentence at the end of the second-to-last paragraph of Section 2:

“If you are unable to access the Website in a timely fashion, you may request a paper Election Form by contacting stockexchange@ikanos.com or (408) 385-8799 and then indicate which Eligible Options you wish to exchange by submitting the paper Election Form by fax to (510) 438-5376 in accordance with the instructions provided therein.”

Item 4 is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Exchange under Part III, Section 4 (“Procedures for Tendering Options”) by replacing the parenthetical in the first sentence of the third paragraph of Section 4 with the following text “submitted through the Website or by a faxed paper Election Form” and also by adding the following sentence at the end of the second paragraph of Section 4:

“If you are unable to access the Website in a timely fashion, you may request a paper Election Form by contacting stockexchange@ikanos.com or (408) 385-8799 and then indicate which Eligible Options you wish to exchange by submitting the paper Election Form by fax to (510) 438-5376 in accordance with the instructions provided therein.”

Item 4 is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Exchange under Part III, Section 5 (“Withdrawal Rights and Change of Election”) by adding the following sentence at the end of the fourth paragraph of Section 5:

“If you are unable to access the Website in a timely fashion, you may request a paper Notice of Withdrawal by contacting stockexchange@ikanos.com or (408) 385-8799 and then indicate which tendered Eligible Options you no longer wish to exchange by submitting the paper Notice of Withdrawal by fax to (510) 438-5376 in accordance with the instructions provided therein.”

Item 4 is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Exchange under Part III, Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options—Our Directors and Officers”) by adding the following sentence before the last sentence of the second paragraph:

“On March 7, 2015, we approved a modification of the price at which the options can partially vest following a change-of-control or other qualified employment termination from $17.50 to $5.74.”

Item 4 is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Exchange under Part III, Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options—Our Directors and Officers”) by replacing the second to last sentence of the fifth paragraph with:

“In addition, in the event of a change-of-control transaction (and for our CEO, a change-of-control transaction or other qualified termination of employment), as defined in each individual’s pre-existing agreement with us, these non-qualified stock options will not accelerate unless the closing price on the day the change-of-control transaction is announced (or, for our CEO, another qualified termination of employment) has exceed the target vesting price, in which case, all such shares will be accelerated on the day the change-of-control transaction closes (or, for our CEO, the other qualified termination of employment occurs). On March 7, 2015, we approved an amendment to these grants for our executive officers other than our CEO such that the options would partially vest following a change-of-control (as defined) provided that the price of our common stock at the time of the change-of-control transaction was at least $5.74. The portion of the option that will partially vest is determined by a ratio of (x) the excess of the deal price over the exercise price, to (y) the excess of the applicable stock price target over the exercise price, multiplied by the number of shares subject to that tranche. On March 7, 2015, we also approved an amendment to these grants for our CEO such that the options would partially vest following a change-of-control (as defined) or other qualified employment termination provided that the price of our common stock was at least $5.74. The portion of the option that will partially vest is determined by a ratio of (x) the excess of the deal price over the exercise price, to (y) the excess of the applicable stock price target over the exercise price, multiplied by the number of shares subject to that tranche.

Item 4 is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Exchange under Part III, Section 16 (“Extension of Offer; Termination; Amendment”) by deleting “oral,” from each of the first and second paragraphs in Section 16.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Item 5 is hereby amended and supplemented by incorporating by reference the Notice of Stock Option Grant and Stock Option Agreement dated as of June 11, 2012 by and between Ikanos Communications, Inc. and Omid Tahernia, attached hereto as Exhibit (d)(11).

Item 5 is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Exchange under Part III, Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options—Our Directors and Officers”) by adding the following sentence before the last sentence of the second paragraph:

“On March 7, 2015, we approved a modification of the price at which the options can partially vest following a change-of-control or other qualified employment termination from $17.50 to $5.74.”

Item 5 is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Exchange under Part III, Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options—Our Directors and Officers”) by replacing the second to last sentence of the fifth paragraph with:

“In addition, in the event of a change-of-control transaction (and for our CEO, a change-of-control transaction or other qualified termination of employment), as defined in each individual’s pre-existing agreement with us, these non-qualified stock options will not accelerate unless the closing price on the day the change-of-control transaction is announced (or, for our CEO, another qualified termination of employment) has exceed the target vesting price, in which case, all such shares will be accelerated on the day the change-of-control transaction closes (or, for our CEO, the other qualified termination of employment occurs). On March 7, 2015, we approved an amendment to these grants for our executive officers other than our CEO such that the options would partially vest following a change-of-control (as defined) provided that the price of our common stock at the time of the change-of-control transaction was at least $5.74. The portion of the option that will partially vest is determined by a ratio of (x) the excess of the deal price over the exercise price, to (y) the excess of the applicable stock price target over the exercise price, multiplied by the number of shares subject to that tranche. On March 7, 2015, we also approved an amendment to these grants for our CEO such that the options would partially vest following a change-of-control (as defined) or other qualified employment termination provided that the price of our common stock was at least $5.74. The portion of the option that will partially vest is determined by a ratio of (x) the excess of the deal price over the exercise price, to (y) the excess of the applicable stock price target over the exercise price, multiplied by the number of shares subject to that tranche.

Item 6.	Purposes of the Transaction and Plans or Proposals.

Item 6 is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Exchange under Part III, Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options—Our Directors and Officers”) by adding the following sentence before the last sentence of the second paragraph:

“On March 7, 2015, we approved a modification of the price at which the options can partially vest following a change-of-control or other qualified employment termination from $17.50 to $5.74.”

Item 6 is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Exchange under Part III, Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options—Our Directors and Officers”) by replacing the second to last sentence of the fifth paragraph with:

“In addition, in the event of a change-of-control transaction (and for our CEO, a change-of-control transaction or other qualified termination of employment), as defined in each individual’s pre-existing agreement with us, these non-qualified stock options will not accelerate unless the closing price on the day the change-of-control transaction is announced (or, for our CEO, another qualified termination of employment) has exceed the target vesting price, in which case, all such shares will be accelerated on the day the change-of-control transaction closes (or, for our CEO, the other qualified termination of employment occurs). On March 7, 2015, we approved an amendment to these grants for our executive officers other than our CEO such that the options would partially vest following a change-of-control (as defined) provided that the price of our common stock at the time of the change-of-control transaction was at least $5.74. The portion of the option that will partially vest is determined by a ratio of (x) the excess of the deal price over the exercise price, to (y) the excess of the applicable stock price target over the exercise price, multiplied by the number of shares subject to that tranche. On March 7, 2015, we also approved an amendment to these grants for our CEO such that the options would partially vest following a change-of-control (as defined) or other qualified employment termination provided that the price of our common stock was at least $5.74. The portion of the option that will partially vest is determined by a ratio of (x) the excess of the deal price over the exercise price, to (y) the excess of the applicable stock price target over the exercise price, multiplied by the number of shares subject to that tranche.

Item 8.	Interest in Securities of the Subject Company.

The information contained in Item 6., above, is incorporated by reference into this Item 8.

Item 10.	Financial Statements.

Item 10 is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Exchange under Part III, Section 10 (“Information Concerning Ikanos Communications, Inc.—Certain Financial Information”) by adding the following information to the Consolidated Statements of Operations Data:

	Nine Months Ended September 28, 2014	Year Ended December 29, 2013	Year Ended December 30, 2012

Basic and diluted income (loss) per share from continuing operations	$(2.52)	$(4.07)	$(3.32)

Item 10 is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Exchange under Part III, Section 10 (“Information Concerning Ikanos Communications, Inc.—Certain Financial Information—Ratio of Earnings to Fixed Charges and Book Value Per Share”) by replacing the existing first paragraph and table with the following:

Ratio of Earnings to Fixed Charges and Book Value Per Share

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For the purposes of computing the ratio of earnings to fixed charges, earnings represent income from continuing operations before provision for income taxes and cumulative effect of accounting change. Fixed charges consist of interest and debt expense, including amortization of debt-related expenses and interest capitalized during the period, as well as the interest portion of rental expense.

	Nine Months Ended September 28, 2014	Year Ended December 29, 2013	Year Ended December 30, 2012

Ratio of earnings to fixed charges	(175.25)	(145.07)	(472.46)

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)*	Offer to Exchange for Certain Outstanding Options for a Number of Replacement Options, dated February 20, 2015.

(a)(1)(B)*	Forms of Communication from the Company’s Vice President, Worldwide Human Resources to All Eligible Option Holders, dated February 20, 2015.

(a)(1)(C)	Form of Terms of Election.

(a)(1)(D)	Form of Offer Reminder.

(a)(1)(E)	Form of Confirmation of Receipt of Election.

(a)(1)(F)	Screen Shots of Stock Option Exchange Website.

(a)(1)(G)*	Form of Stock Option Agreement for Employees (incorporated by reference to Exhibit 10.1.2 filed with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 29, 2014, filed with the SEC on August 8, 2014).

(a)(1)(H)*	Form of Stock Option Agreement for Outside Directors (incorporated by reference to Exhibit 10.1.4 filed with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 29, 2014, filed with the SEC on August 8, 2014).

(a)(1)(I)*	Form of Stock Option Agreement for Chief Executive Officer.

(a)(1)(J)*	Form of Presentation to All Eligible Option Holders, dated February 20, 2015.

(a)(1)(K)	Form of Email to All Eligible Option Holders.

(a)(1)(L)	Form of Paper Election Form.

(a)(1)(M)	Form of Paper Notice of Withdrawal.

(a)(2)	Not applicable.

Exhibit No.	Description

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)*	Ikanos Communications, Inc. 2014 Stock Incentive Plan (incorporated by reference to the Company’s 2014 Proxy Statement on Schedule 14A (File No. 000-51532) filed on April 23, 2014).

(d)(2)*	Ikanos Communications, Inc. Amended and Restated 1999 Stock Option Plan and related form agreements thereunder (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended July 2, 2006 filed with the SEC on August 16, 2006).

(d)(3)*	Ikanos Communications, Inc. Amended and Restated 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended July 3, 2011 filed with the SEC on August 4, 2011).

(d)(4)*	Offer letter, dated as of May 30, 2012, with Omid Tahernia, effective as of September 5, 2013 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on June 11, 2012).

(d)(5)*	Amendment to Offer letter, dated as of May 30, 2012, with Omid Tahernia, effective as of September 5, 2013 (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed with the SEC on September 6, 2013).

(d)(6)*	Securities Purchase Agreement by and between Ikanos Communications, Inc. and Tallwood III, L.P., Tallwood III Associates, L.P., Tallwood III Partners, L.P., and Tallwood III Annex, L.P. (collectively, “Tallwood”), dated as of April 21, 2009 (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on April 24, 2009).

(d)(7)*	Warrant to Purchase Common Stock of Ikanos Communications, Inc. issued to Alcatel-Lucent Participations, S.A., dated September 29, 2014 (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on September 29, 2014).

(d)(8)*	Amended and Restated Stockholder Agreement, dated September 29, 2014, by and between the Company and the Tallwood Group (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed with the SEC on September 29, 2014).

(d)(9)*	First Amendment to Warrant to Purchase Common Stock of Ikanos Communications, Inc. originally issued to Alcatel-Lucent Participations, S.A. on September 29, 2014, dated December 10, 2014 (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on December 11, 2014).

(d)(10)*	Warrant to Purchase Common Stock of Ikanos Communications, Inc. issued to Alcatel-Lucent Participations, S.A., dated December 10, 2014 (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed with the SEC on December 11, 2014).

(d)(11)	Notice of Stock Option Grant and Stock Option Agreement dated as of June 11, 2012 by and between Ikanos Communications, Inc. and Omid Tahernia (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on June 11, 2012).

Exhibit No.	Description

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ikanos Communications, Inc.

By:	/s/ Andrew S. Hughes

Name:	Andrew S. Hughes
Title:	Vice President, General Counsel & Corporate Secretary

Date:	March 9, 2015

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)*	Offer to Exchange for Certain Outstanding Options for a Number of Replacement Options, dated February 20, 2015.

(a)(1)(B)*	Forms of Communication from the Company’s Vice President, Worldwide Human Resources to All Eligible Option Holders, dated February 20, 2015.

(a)(1)(C)	Form of Terms of Election.

(a)(1)(D)	Form of Offer Reminder.

(a)(1)(E)	Form of Confirmation of Receipt of Election.

(a)(1)(F)	Screen Shots of Stock Option Exchange Website.

(a)(1)(G)*	Form of Stock Option Agreement for Employees (incorporated by reference to Exhibit 10.1.2 filed with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 29, 2014, filed with the SEC on August 8, 2014).

(a)(1)(H)*	Form of Stock Option Agreement for Outside Directors (incorporated by reference to Exhibit 10.1.4 filed with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 29, 2014, filed with the SEC on August 8, 2014).

(a)(1)(I)*	Form of Stock Option Agreement for Chief Executive Officer.

(a)(1)(J)*	Form of Presentation to All Eligible Option Holders, dated February 20, 2015.

(a)(1)(K)	Form of Email to All Eligible Option Holders.

(a)(1)(L)	Form of Paper Election Form.

(a)(1)(M)	Form of Paper Notice of Withdrawal.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)*	Ikanos Communications, Inc. 2014 Stock Incentive Plan (incorporated by reference to the Company’s 2014 Proxy Statement on Schedule 14A (File No. 000-51532) filed on April 23, 2014).

(d)(2)*	Ikanos Communications, Inc. Amended and Restated 1999 Stock Option Plan and related form agreements thereunder (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended July 2, 2006 filed with the SEC on August 16, 2006).

Exhibit No.	Description

(d)(3)*	Ikanos Communications, Inc. Amended and Restated 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended July 3, 2011 filed with the SEC on August 4, 2011).

(d)(4)*	Offer letter, dated as of May 30, 2012, with Omid Tahernia, effective as of September 5, 2013 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on June 11, 2012).

(d)(5)*	Amendment to Offer letter, dated as of May 30, 2012, with Omid Tahernia, effective as of September 5, 2013 (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed with the SEC on September 6, 2013).

(d)(6)*	Securities Purchase Agreement by and between Ikanos Communications, Inc. and Tallwood III, L.P., Tallwood III Associates, L.P., Tallwood III Partners, L.P., and Tallwood III Annex, L.P. (collectively, “Tallwood”), dated as of April 21, 2009 (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on April 24, 2009).

(d)(7)*	Warrant to Purchase Common Stock of Ikanos Communications, Inc. issued to Alcatel-Lucent Participations, S.A., dated September 29, 2014 (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on September 29, 2014).

(d)(8)*	Amended and Restated Stockholder Agreement, dated September 29, 2014, by and between the Company and the Tallwood Group (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed with the SEC on September 29, 2014).

(d)(9)*	First Amendment to Warrant to Purchase Common Stock of Ikanos Communications, Inc. originally issued to Alcatel-Lucent Participations, S.A. on September 29, 2014, dated December 10, 2014 (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on December 11, 2014).

(d)(10)*	Warrant to Purchase Common Stock of Ikanos Communications, Inc. issued to Alcatel-Lucent Participations, S.A., dated December 10, 2014 (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed with the SEC on December 11, 2014).

(d)(11)	Notice of Stock Option Grant and Stock Option Agreement dated as of June 11, 2012 by and between Ikanos Communications, Inc. and Omid Tahernia (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on June 11, 2012).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.